MabVax Therapeutics Holdings, Inc.
11535 Sorrento Valley Road, Ste. 400
San Diego, CA 92121

August 16, 2016

VIA EDGAR

United States Securities
and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         MabVax Therapeutics Holdings, Inc.
Registration Statement on Form S-1
File No. 333-211421

Ladies and Gentlemen:

On August 12, 2016, MabVax Therapeutics Holdings, Inc. (the “Company”) requested, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on August 16, 2016, or as soon thereafter as possible.  The Company hereby retracts the foregoing request.

The Company instead respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 pm, Eastern Time, on August 16, 2016, or as soon thereafter as possible.  The Company acknowledges that: 1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the Company may not assert  the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MABVAX THERAPEUTICS HOLDINGS, INC.

By:  /s/ J. David Hansen
Name: J. David Hansen
Title:  Chief Executive Officer